AB 3/23

AB 3/8

[redacted]

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

12013044

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber S. Howes — 269-341-4835 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegfried Crandall, P.C.
(Name – *if individual, state last, first, middle name*)

246 East Kilgore Road	Kalamazoo	MI	49002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Amber S. Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

CONTENTS

	Page
ANNUAL AUDITED REPORT, FORM X-17A-5	
OATH OR AFFIRMATION	
INDEPENDENT AUDITORS' REPORT	5
FINANCIAL STATEMENTS	
Statement of financial condition	6
Statement of income	7
Statement of changes in stockholders' equity	8
Statement of cash flows	9
Notes to financial statements	10 - 11
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II - Reconciliation with Company's Computation	12
REPORT ON INTERNAL CONTROL	13 - 14

Siegfried Crandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

INDEPENDENT AUDITORS' REPORT

Board of Directors
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming opinions on the 2011 financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the 2011 financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and certain additional procedures, including comparing and reconciling information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the 2011 financial statements taken as a whole.

Siegfried Crandall P.C.

February 27, 2012

FINANCIAL STATEMENTS

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 23,229	$ 23,492
Commissions receivable	3,164	1,587
Other accounts receivable	-	316
Prepaid items	6,361	9,641
Deposits	634	234
TOTAL ASSETS	$ 33,388	$ 35,270
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Commissions payable	$ 759	$ 8,548
Due to affiliates	7,600	697
Total liabilities	8,359	9,245
STOCKHOLDERS' EQUITY:		
Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)	6,000	6,000
Retained earnings	19,029	20,025
Total stockholders' equity	25,029	26,025
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,388	$ 35,270

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF INCOME

Years ended December 31, 2011 and 2010

	2011	2010
REVENUES:		
Commission income	$ 401,790	$ 491,679
EXPENSES:		
Commission expense	33,137	61,813
Insurance	7,068	8,199
Dues and subscriptions	6,787	5,728
Regulatory fees	4,660	6,098
Legal and accounting	3,850	3,725
Education and other expenses	684	733
Total expenses	56,186	86,296
INCOME BEFORE PROVISION FOR STATE INCOME TAXES	345,604	405,383
PROVISION FOR STATE INCOME TAXES	7,600	3,516
NET INCOME	$ 338,004	$ 401,867

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2011 and 2010

	Common stock		*Retained*	*Total stockholders'*
	Shares	*Amount*	*earnings*	*equity*
Balance, January 1, 2010	6,000	$ 6,000	$ 33,158	$ 39,158
Net income	-	-	401,867	401,867
Distributions	-	-	(415,000)	(415,000)
Balance, December 31, 2010	6,000	6,000	20,025	26,025
Net income	-	-	338,004	338,004
Distributions	-	-	(339,000)	(339,000)
Balance, December 31, 2011	6,000	$ 6,000	$ 19,029	$ 25,029

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and other receipts	$ 400,213	$ 492,317
Payments to vendors and suppliers	(61,476)	(78,862)
Net cash provided by operating activities	338,737	413,455
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to owners	(339,000)	(415,000)
NET DECREASE IN CASH	(263)	(1,545)
CASH - BEGINNING	23,492	25,037
CASH - ENDING	$ 23,229	$ 23,492

Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 338,004	$ 401,867
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	(1,260)	1,352
Other accounts receivable	-	(316)
Prepaid expenses	2,879	(18)
Deposits	-	100
Due from affiliates	-	2,819
Increase (decrease) in:		
Commissions payable	(7,789)	7,668
Due to affiliates	6,903	697
Due to broker/dealer	-	(714)
Net cash provided by operating activities	$ 338,737	$ 413,455

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:
The provision for state income taxes is based on income before taxes, as reported in the statement of income, and consists solely of currently payable taxes. State income taxes have been allocated among the Company and its affiliates on the basis of pre-tax income. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Based on a change in state law in May 2011, the Company will not be liable for state income taxes after December 31, 2011.

There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders.

As of December 31, 2011, the Company and its affiliates' federal returns remain open for the last three years, while the state tax returns remain open for the last four years.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE:

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, is borne by other members of the controlled group. Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

Amounts shown as due from/to affiliates relate solely to intercompany allocations of the affiliated group's state (Michigan) income tax liability. Any reported asset will be written off in future periods as the Company records its share of state income taxes; any liability will be settled in the form of cash.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $14,870, which was $9,870 in excess of its required net capital of $5,000. The Company's net capital ratio was .56 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - COMMISSION REVENUE:

Commission revenue was derived from the following sources:

	Years ended December 31,	
	2011	*2010*
Group annuities	$ 155,736	$ 134,909
Variable annuities	146,912	126,821
Fixed annuities	55,196	170,270
Mutual funds	43,803	58,683
Other	143	996
	$ 401,790	$ 491,679

NOTE 5 - ANTICIPATED CAPITAL DISTRIBUTIONS:

The Company expects to make capital distributions before June 30, 2012, of $8,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 25,029
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(3,164)
Prepaid expenses and deposits	(6,995)
Net capital	$ 14,870
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 759
Due to affiliates	7,600
Total aggregate indebtedness	$ 8,359
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 557
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 9,870
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 14,034
Ratio: Aggregate indebtedness to net capital	0.56 to 1

SCHEDULE II - RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

The Company has not made an election to compute the alternative net capital requirement.

Siegfried Crandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

REPORT ON INTERNAL CONTROL

Board of Directors
Burnham & Flower Financial, Inc.

In planning and performing our audit of the financial statements of Burnham & Flower Financial, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Siegfried Crandall P.C.

February 27, 2012